SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE TO TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 1)
CENTRAL EUROPEAN MEDIA ENTERPRISES LTD. (Name of Issuer and Filing Person (Offeror))

3.50% Senior Convertible Notes due 2013
(Title of Class of Securities)

153443AD8
(CUSIP Number of Class of Securities)

DANIEL PENN, ESQ.
c/o CME Media Services Limited
85 Tottenham Court Road
London W1T 4TQ
United Kingdom
+44-20-7268 3453
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
JEFFREY A. POTASH, ESQ. DLA Piper LLP (US) 1251 Avenue of the Americas New York, New York 10020 (212) 335-4500 (212) 884-8532 (Facsimile)
Calculation of Filing Fee
Transaction Valuation $130,582,681(1)	Amount of Filing Fee $14,965(2)

(1)
The transaction value is estimated only for the purposes of calculating the filing fee.  This amount is based on the purchase of $129,700,000 in aggregate principal amount of outstanding 3.50% Senior Convertible Notes due 2013, as described herein, at a tender offer price of $1,000 per $1,000 principal amount outstanding, plus accrued and unpaid interest, if any, up to, but not including, the date of purchase.

(2)	The amount of the filing fee was calculated at a rate of $114.60 per $1,000,000 of the transaction value.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  N/A                                                         Filing Party:  N/A

Form or Registration No.:  N/A                                                         Date Filed:  N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.	☐

INTRODUCTION

This Amendment No. 1 (this “Amendment No.1”) amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) originally filed with the Securities and Exchange Commission by Central European Media Enterprises Ltd., a Bermuda company limited by shares (“Purchaser”), on April 30, 2012, relating to Purchaser’s offer to purchase up to $129,700,000 in aggregate principal amount of Purchaser’s outstanding 3.50% Senior Convertible Notes due 2013 (the “Notes”) for cash, at a purchase price equal to $1,000 per $1,000 principal amount of Notes purchased upon the terms and subject to the conditions set forth in the Offer to Purchase and Consent Solicitation dated April 30, 2012 (the “Offer to Purchase”) and in the related Consent and Letter of Transmittal (the “Consent and Letter of Transmittal”).

This Amendment No.1 amends and supplements only the items in the Schedule TO that are being amended, and unaffected terms are not included herein.  Except as specifically set forth herein, this Amendment No.1 does not modify any of the information previously reported in the Schedule TO.  All capitalized terms used in this Amendment No.1 and not otherwise defined have the respective meanings ascribed to them in the Schedule TO.  You should read this Amendment No.1 together with the Schedule TO, Offer to Purchase and Consent and Letter of Transmittal.

Amendments to the Offer to Purchase

The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

The section of the Offer to Purchase entitled “Incorporation of Documents by Reference” on page vii of the Offer to Purchase is hereby amended as follows:

1.
The third bullet (which stated “Purchaser’s Quarterly Report on Form 10-Q for the period ending on March 31, 2012, expected to be filed with the Commission on or around May 2, 2012;”), is hereby deleted in its entirety and replaced with the following:  “Purchaser’s Quarterly Report on Form 10-Q for the period ending on March 31, 2012, filed with the Commission on May 2, 2012;”.

2.
The fourth bullet (which stated “Purchaser’s Preliminary Proxy Statement on Schedule 14A, filed with the Commission on April 30, 2012;”) is hereby deleted in its entirety and replaced with the following: “Purchaser’s Preliminary Proxy Statement on Schedule 14A, filed with the Commission on April 30, 2012, as amended by Amendment No. 1 filed with the Commission on May 10, 2012; and”.

3.	The phrase “; and” at the end of the fifth bullet is hereby deleted in its entirety and replaced with a period.

4.
The sixth bullet (which stated “all documents and reports subsequently filed by Purchaser with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than any information Purchaser furnishes, rather than files, with the Commission pursuant to certain items of Form 8-K) after the date hereof and prior to the earlier of the Expiration Date of the Offer and the termination of the Offer.”) is hereby deleted in its entirety.

The section of the Offer to Purchase entitled “Forward-Looking Statements” on page viii of the Offer to Purchase is hereby amended and supplemented as follows:

1.
The last sentence of the first paragraph (which stated “For these statements and all other forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.”) is hereby deleted in its entirety.

2.
The last sentence of the third paragraph (which stated “We undertake no obligation to publicly update or review any forward-looking statements, whether as a result of new information, future developments or otherwise.”) is hereby deleted in its entirety.

The section of the Offer to Purchase entitled “10. Conditions of the Offer” on pages 29 and 30 of the Offer to Purchase is hereby amended and supplemented as follows:

1.
The first paragraph is hereby amended to (a) insert the word “reasonable” before the word “judgment” in the phrase “judgment of the Purchaser”, (b) insert the word “reasonable” in between the words “Purchaser’s” and “judgment” in the phrase “in Purchaser’s judgment” and (c) delete the phrase “(including any action or inaction by us)”.

2.	In the first, second, third and fourth bullets, the word “reasonable” is hereby inserted in between the words “Purchaser’s” and “judgment” in the phrase “in Purchaser’s judgment”;

3.
The third sub-bullet under the fourth bullet (which stated “the commencement of any war, armed hostilities or other international or national calamity, including any act of terrorism, on or after April 30, 2012”) is hereby deleted and replaced in its entirety with the following: “ the commencement of any war, armed hostilities or other international or national calamity, including any act of terrorism, on or after April 30, 2012, directly or indirectly relating to any country in which Purchaser or any of its subsidiaries has operations that are material to its business, or which is reasonably likely to have a material adverse effect on Purchaser’s business or on Purchaser’s ability to complete the Offer;”; and

4.
The fourth sub-bullet under the fourth bullet (which stated “any material escalation of any war or armed hostilities which had commenced before April 30, 2012”) is hereby deleted and replaced in its entirety with the following: “any material escalation of any war or armed hostilities which had commenced before April 30, 2012, directly or indirectly relating to any country in which Purchaser or any of its subsidiaries has operations that are material to its business, or which is reasonably likely to have a material adverse effect on Purchaser’s business or on Purchaser’s ability to complete the Offer;”.

The section of the Offer to Purchase entitled “17. Miscellaneous – Other Material Information” on page 40 of the Offer to Purchase is hereby amended as follows:

1.
The cross-reference “See “Important – Jurisdictional Restriction” in this Offer to Purchase” is hereby deleted in its entirety and replaced with the following: “See “Offer and Distribution Restrictions” in this Offer to Purchase.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Central European Media Enterprises Ltd.
	By:	/s/ David Sturgeon
Name: David Sturgeon
Title: Deputy Chief Financial Officer

Dated: May 14, 2012

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